AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the nine months ended September 30, 2006

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2006	2005
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	7,538,033	5,413,900
Amounts receivable (note 5)	1,943,004	947,649
Prepaid expenses	110,667	83,814
Marketable securities (note 6)	10,200	10,200
	9,601,904	6,455,563

MINERAL PROPERTIES (note 7)	50,802,383	47,947,666

OFFICE EQUIPMENT, net	40,511	25,366
	60,444,798	54,428,595
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5)	966,686	1,278,141

ASSET RETIREMENT OBLIGATION	30,790	29,624

FUTURE INCOME TAXES (notes 3 and 9)	2,215,665	859,065

	3,213,141	2,166,830
SHAREHOLDERS' EQUITY
Share capital (note 9)	57,541,906	51,424,817
Contributed surplus (note 9)	5,716,932	4,702,772
Cumulative currency translation adjustment	43,031	43,031
Deficit	(6,070,212)	(3,908,855)
	57,231,657	52,261,765

	60,444,798	54,428,595

SUBSEQUENT EVENT (note 9)
CONTINGENT LIABILITY (note 7(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)	Three Months		Nine months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2006	2005	2006	2005

	$	$	$	$
EXPENSES (INCOME)
General and administrative (note 10)	280,478	237,486	787,961	1,061,733
Exploration	173,353	54,192	338,995	214,411
Business development	33,860	73,328	155,981	252,379
Amortization	2,694	3,174	9,309	9,523
Interest	-	12,860	-	58,834
Stock based compensation (note 9)	-	160,899	1,014,160	900,599
Gain on debt settlement (note 8)	-	-	-	(306,392)
Foreign exchange	2,456	33,299	3,600	68,982
Interest income	(81,664)	(28,756)	(148,649)	(101,320)

LOSS FOR THE PERIOD	(411,177)	(546,482)	(2,161,357)	(2,158,749)

DEFICIT, beginning of period	(5,659,035)	(1,305,162)	(3,908,855)	(18,376,847)

ELIMINATION OF ACCUMULATED
DEFICIT (note 9)	-	-	-	18,683,952

DEFICIT, end of period	(6,070,212)	(1,851,644)	(6,070,212)	(1,851,644)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.01)	(0.02)	(0.03)

WEIGHTED AVERAGE NUMBER
OF SHARES	100,628,976	81,455,586	94,815,401	67,989,230

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(411,177)	(546,482)	(2,161,357)	(2,158,749)
Items not affecting cash
Amortization	2,694	3,174	9,309	9,523
Gain on debt settlement (note 8)	-	-	-	(306,392)
Stock based compensation	-	160,899	1,014,160	900,599

	(408,483)	(382,409)	(1,137,888)	(1,555,019)
Changes in non-cash operating accounts
Amounts receivable	109,189	42,579	(995,355)	27,341
Prepaid expenses	(72,408)	(54,761)	(26,853)	26,815
Accounts payable and accrued liabilities	(312,992)	(7,964)	(311,455)	(616,118)

	(684,694)	(402,555)	(2,471,551)	(2,116,981)

INVESTING ACTIVITIES
Mineral properties	(552,495)	(1,504,951)	(2,854,717)	(5,218,609)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 4)	-	-	-	(20,071)
Office equipment	(16,694)	-	(23,288)	(14,085)

	(569,189)	(1,504,951)	(2,878,005)	(5,252,765)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	4,001,562	7,473,689	4,797,520
Repayment of long-term debt (note 8)	-	(744,305)	-	(1,453,340)

	-	3,257,257	7,473,689	3,344,180

INCREASE (DECREASE) IN CASH	(1,253,883)	1,349,751	2,124,133	(4,025,566)
CASH AND CASH EQUIVALENTS,
beginning of period	8,791,916	4,091,907	5,413,900	9,467,224

CASH AND CASH EQUIVALENTS, end of period	7,538,033	5,441,658	7,538,033	5,441,658

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	-	12,860	-	73,359
Interest received	81,644	28,756	148,649	101,320
Income taxes paid	-	-	-	-

Non-cash financing and investing transactions:
Fair value of common shares issued on acquisition (note 4)	-	-	-	22,898,264
Fair value of options and warrants issued on
acquisition (note 4)	-	-	-	592,719
Fair value of common shares issued and warrant
modification on debt settlement (note 8)	-	-	-	489,566

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Company was formed in anticipation of the transaction discussed in note 4. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Company will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Company to reduce operations.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements of the Corporation and Bonanza. The comparative figures as at December 31, 2005 and for the nine months ended September 30, 2005 are those of Bonanza pursuant to continuity of interests accounting requirements described in note 4. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. These unaudited consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2005.

3.	CHANGE IN ACCOUNTING POLICIES

The Corporation has substantially adopted the consensus of Abstract #146 of the Emerging Issues Committee of CICA in respect to its accounting for all flow-through renunciations occurring subsequent to January 1, 2006. Under the Canadian Income Tax Act an enterprise may issue securities referred as flow-through shares whereby the investor may claim the tax deduction associated with the related resource expenditures. The Corporation records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. During 2006 these future income tax liabilities have been presented in the balance sheets and the offset recorded as share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.'S MINERAL INTEREST

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, these consolidated financial statements reflect a continuity of Bonanza for accounting purposes and the comparative financial information is that of Bonanza at its historical amounts, consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its option to acquire interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation then acquired all of the outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an acquisition of assets by the Corporation.

Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation immediately after the transaction was 74,330,925. The Corporation determines if any impairment exists when events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment loss is then required if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

The allocation of the purchase cost based upon management’s valuation process is as follows:

	Taurus (A)	Fairstar (B)
	$	$
Net assets acquired:
Current assets	2,176,684	-
Mineral properties	18,408,675	6,205,446
	20,585,359	6,205,446

Liabilities assumed:
Current liabilities	(145,059)	-
Current loan and interest payable	(1,453,340)	-
Non-current liabilities	(22,372)	-
Future income tax liabilities	-	(445,446)
	(1,620,771)	(445,446)

	18,964,588	5,760,000

Consideration given:
Share consideration	17,438,264	5,460,000
Option and warrant consideration	592,719	-
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

The Corporation will undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk free interest rate	3.57%
Expected dividend yield	0%
Stock price volatility	66%
Expected life of options	1.3 years

Acquisition costs incurred and deferred as at December 31, 2004, and included in the transaction costs above, totalled $216,958.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

5.	AMOUNTS RECEIVABLE AND OTHER ACCRUED LIABILITY

Amounts receivable consist of the following:

	2006	2005
	$	$

Goods and services tax	22,425	61,673
Quebec sales tax	12,161	60,496
Mining duty receivable (a)	1,768,991	748,114
Other receivables	139,427	77,366

	1,943,004	947,649

(a)	Government Assistance

In connection with the Arrangement, summarized in note 4, the Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act. During 2005, the Corporation was re-assessed for its 2002 tax year filing reducing its claim for Refundable Tax Credit Claim received by $587,604, plus interest of $171,374. The Corporation is contesting the assessment. The Corporation has accrued the $758,978 ($725,773 – December 31, 2005) in accounts payable and accrued liabilities at September 30, 2006.

6.	MARKETABLE SECURITIES

As at September 30, 2006 the Corporation held the following marketable securities:

	Number of September 30,
	Shares	2006
		$
Northern Canadian Minerals Inc.	60,000	10,200

Pursuant to the terms of the Option Agreement entered into in 2002 with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $15,000 at September 30, 2006.

7.	MINERAL PROPERTIES

Project	2006	2005
	$	$

Copperstone (a)	22,625,652	21,732,835
Fenelon (b(i))	13,733,713	12,350,507
Taurus Gold (b(ii))	6,583,069	6,546,020
Gold Bar (c)	1,032,154	1,013,399
Northway (b(iii))	3,802,900	3,774,047
Martiniere (b(iii))	2,649,373	2,206,637
Other (d)	375,522	324,221

	50,802,383	47,947,666

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2006:

								Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Other	2006	2005
	$	$	$	$	$	$	$	$	$

Balance, beginning of year	21,732,835	12,350,507	6,546,020	1,013,399	3,774,048	2,206,636	324,221	47,947,666	18,826,688

Acquisition of International Taurus Inc.
and Fairstar Resources Inc.’s Mineral
Investments (note 4)									24,614,121
Decline, drilling and underground support	150,966	1,430,966				181,976	2,630	1,766,538	3,769,846
Geological consulting and related	247,194	315,912	37,049		26,140	134,222	15,380	775,897	1,256,720
Drilling, net of JV costs								-	103,470
Assaying	39,604	83,279						122,883	412,605
Geophysics	499							499	35,055
Feasibility								-	209,324
Engineering/environmental	173,645	251,215				11,074		435,934	128,749
BLM land payments/Permit, Licenses	52,872	46,025		18,755		1,822	31,765	151,239	152,563
Property acquisition and related								-	102,870
Property payment	58,709							58,709	48,723
Computer and related	3,047							3,047	8,291
Site maintenance and camp:
Utilities and power	45,367							45,367	73,445
Property maintenance and supplies	89,157	245,691			2,712		1,526	339,086	135,712
Equipment and truck rental	27,723	19,948				113,643		161,314	87,015
Telephone	4,034	11,048						15,082	6,205
Government assistance-accrual		(1,020,878)						(1,020,878)	(281,016)
Write-off of Pamlico property								-	(1,742,720)

	892,817	1,383,206	37,049	18,755	28,852	442,737	51,301	2,854,717	29,120,978

Balance, end of period	22,625,652	13,733,713	6,583,069	1,032,154	3,802,900	2,649,373	375,522	50,802,383	47,947,666

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

	(a)	Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting September 12, 1995 and was renewed for a further ten years on and from September 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty with the royalty increasing to 6 per cent if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In September 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture as amended) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(i)

assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(ii)

assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(iii)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement;

	(iv)	US$345,000 payable to CDC and or its principal on or before July 31, 2002; and

	(v)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement.

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2006 and the claims held are in good standing until August 2007.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

	(b)	Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus' principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

	(i)	Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its interest in the Fenelon project as a result of the Arrangement as summarized in note 4. Pursuant to a 1998 agreement between Cyprus Canada Inc. ("Cyprus") and International Taurus Resources Inc. ("Taurus") and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus's 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway-Noyon and La Peltrie properties), which are described below in note 7(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus which were issued and three installments of $150,000 (total $450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter. The remaining installments are required to be paid in order to exercise the Corporation’s option to acquire Cyprus's 62% ownership in the Fenelon Property and the Casa Berardi portfolio of properties.

Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

Upon making the final $150,000 installment, the Corporation will own a 100% interest in the Fenelon Property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 2% net profit royalty interest in the Fenelon Project is payable to Stonegate Management Limited (note 8).

	(ii)	Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

	(iii)	Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The exploration portfolio comprises four properties: the Fenelon Project, Martiniere "D", Northway- Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn a 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

The Martiniere Property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. Bonanza’s Fenelon Gold Project is 30 kilometers to the east.

The Northway Project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property covers the eastern extension of Agnico Eagle’s Vezza gold deposit and it is on the Casa Berardi Break or deformation zone, which also hosts the Agnico Eagle, Vior, Golden Hope and Golden Knight gold mines. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. Taurus acquired the Cyprus Canada 75% interest in these properties in 2000. A 25% interest remains in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

	(iv)	Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c)	Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects did consist of the Pamlico and Gold Bar.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 to November 2005. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make the final property payment and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project during 2006 and the claims held are in good standing until August 2007.

(d)	Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

7.	MINERAL PROPERTIES (continued)

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

8.	LONG-TERM DEBT

In connection with the Arrangement, as summarized in note 4, the Corporation, through Taurus, assumed a loan facility with Stonegate Management Limited (“Stonegate”). In August 2000, Taurus had entered into a loan agreement with Stonegate, a private corporation, for US$1,000,000 (“principal”) which was to be used for purposes of funding development work at the Fenelon Gold Project. During 2003, the amended terms of the loan agreement provided for repayment of the principal, together with interest at a rate of 15% per annum by December 1, 2005. In addition, Stonegate was granted a net profits royalty of 6% on Taurus’s share (62%) of the profits from the Fenelon Project and 600,000 common share purchase warrants to purchase common shares of the Corporation at $1.50 per common share (adjusted pursuant to the Arrangement) which were to expire on December 1, 2005.

On June 1, 2005 the Corporation and Stonegate revised the terms of the loan agreement whereby the net profits interest was amended to 2% on the entire Fenelon project rather than 6% of 62% of the project, and the Corporation agreed to repay $US400,000 of principal, pay accrued interest to May 31, 2005 of US$231,813 and extend the expiry date of the common share purchase warrants to December 1, 2007. The Corporation repaid US$400,000 of principal and accrued interest to May 31, 2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation. On August 12, 2005, the Corporation completely repaid the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

A gain on debt settlement in the amount of $355,120 has been recognized based on the difference in the fair market value of the Company’s shares at the time of settlement ($0.36 per shares) and the implied price in the debt settlement agreement ($0.65 per share). This gain has been offset by the cost of the extension of the warrants of $48,728 valued under the fair value method.

9.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement have been retroactively restated to reflect the exchange ratios discussed in note 4 and of the Corporation subsequent to the Arrangement are as follows:

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

	Number of
Issued	Common
	Shares	Amount
		$

Balance, December 31, 2004	47,071,088	42,501,881

Shares issued for:
Shares issued on acquisition of Taurus (note 4)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 4)	6,500,000	5,460,000
Shares issued on loan repayment (note 8)	1,224,551	440,838
Private placement	9,762,000	4,392,900
Share issue costs	-	(425,114)
Elimination of accumulated deficit	-	(18,683,952)

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	15,300,000	8,440,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (note 3)	-	(1,356,600)
Share issue costs	-	(672,751)

Balance, September 30, 2006	100,628,976	57,541,906

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow-through shares at a price of $0.45 per flow-through share totaling $3,678,300 and 1,588,000 non-flow-through units at a price of $0.45 per unit totaling $714,600. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of units sold totaling 166,740 warrants. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The proceeds were fully collected in 2005.

During the first quarter of 2006, flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation is required to record a tax liability of $1,356,600 which is equal to the renunciation times the corporate tax rate when the expenditures are renounced.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 4) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit at the closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) as approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at September 30, 2006, the Corporation has stock options outstanding to acquire an aggregate of 9,105,000 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share at varying times up until September 24, 2012. The below information has been restated to reflect the exchange ratios discussed in note 4:

	Number of	Weighted average
	Options	exercise price
Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20
Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 4)	820,000	$1.22
Expired	(430,000)	$0.60
Cancelled	(482,500)	$1.35
Granted	2,965,000	$0.43
Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(650,000)	$0.97
Granted	2,755,000	$0.61
Balance, September 30, 2006	9,105,000	$0.78

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at September 30, 2006:

Number of
Options	Exercise Price	Expiry Date

502,500	$0.40	March 4, 2007
725,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,437,500	$1.68	October 27, 2008
70,000	$1.50	January 8, 2009
275,000	$1.20	May 17, 2009
60,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
525,000	$0.45	July 14, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
1,155,000	$0.71	January 31, 2011
1,200,000	$0.55	June 20, 2011
200,000	$0.40	September 1, 2011

9,105,000

During the nine months ended September 30, 2006, under the fair value based method, $1,014,160 in compensation expense was recorded for options granted to employees and charged to operations. In the year ended December 31, 2005, $733,248 (2004 – $220,568) was recorded for options granted to consultants and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2006	2005	2004

Risk free interest rate	4.15%	3.5%	2.5%
Expected dividend yield	0%	0%	0%
Stock price volatility	88%	104%	90%
Expected life of options	5 years	5 years	3 years

The weighted average fair value of options granted during the nine months ended September 30, 2006 was $0.40 (2005 - $0.43; 2004 - $0.14) .

Subsequent to September 30, 2006, a total of 300,000 stock options at an exercise price of $0.40 were granted to employees.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

Warrants

At September 30, 2006, the Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 11,907,286 common shares outstanding. The below information has been restated to reflect the exchange ratio discussed in note 4:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2002	7,688,905	1.08
Warrants issued on financing	9,048,466	1.32
Exercised	(3,579,043)	0.84

Balance, December 31, 2003	13,158,328	1.08
Exercised	(5,218,904)	0.82
Expired	(334,008)	0.68

Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 4)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22
Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(493,000)	2.00
Warrants issued on financing	4,736,000	0.65
	11,907,286	0.95

The following table summarizes warrants outstanding and exercisable at September 30, 2006:

Number of
warrants	Exercise Price	Expiry Date

5,049,866	$1.40	October 23, 2006
683,340	$0.45	August 5, 2007
600,000	$1.50	December 1, 2007
838,080	$0.56	February 5, 2008
4,736,000	$0.65	November 30,2007
11,907,286

During July, 2006 warrants totalling 54,650 at an exercise price of $2.00 expired.

Subsequent to September 30, 2006, warrants totalling 5,049,866 at an exercise price of $1.40 expired.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine months ended September 30, 2006 and 2005 (Unaudited – Prepared by Management)

9.	SHARE CAPITAL (continued)

Contributed Surplus

The following summarizes contributed surplus as of September 30, 2006:

2006
$
Balance, December 31, 2002 and 2003	232,542
Adjustment to reflect change in accounting for stock options	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 4)	592,719
Extension of warrant term on Stonegate loan settlement (note 8)	48,728
Stock-based compensation	733,248
Balance, December 31, 2005	4,702,772
Stock-based compensation	1,014,160
Balance, September 30, 2006	5,716,932

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	Nine months ended September 30,
	2006	2005
	$	$

Management fees, consulting and salaries	318,889	416,359
Employee severance	-	82,500
Office and administration	32,758	44,161
Legal and accounting	46,093	53,318
Insurance	75,250	68,437
Public company expenses	314,971	396,958
	787,961	1,061,733